TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                                        -
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                            -

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                           For the month of December,
                                     2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                     --            --

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes    No x
                                       --     --

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to December 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1

ITEM 2.         Exhibits

 Exhibit                             Description                     Page Number
  Number
  99.1       Translation of Information on Debt Account                  6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: January 7, 2004.                               By:  /s/ Roger Ford


                                                     Roger Ford
                                                     Chief Financial Officer

        FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:                COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:     DECEMBER 31, 2003

----------------------------------------------------------------------------------------------------------------------------
        NUMBER AND DATE           SERIES          DATE OF            PLACEMENT            INITIAL            FACE AMOUNT
        OF REGISTRATION                           NOMINAL             EXPIRY            FACE AMOUNT          PLACED AND
            IN THE                                 ISSUE               DATE               PLACED             OUTSTANDING
      SECURITIES REGISTRY                                                                   US$                  US$
----------------------------------------------------------------------------------------------------------------------------
           ISSUED IN              UNIQUE      March 25, 1999      March 15, 2006        143,400,000          143,400,000
           NEW YORK                           March 25, 1999      March 15, 2006         16,600,000           14,600,000
                                           ---------------------------------------------------------------------------------
                                                  TOTALS                                 160,000,000          158,000,000
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    ADJUST-         ADJUSTED           INTEREST             PAR             INTEREST            AMORTIZATIONS
     MENT         FACE AMOUNT         ACCRUED AND          VALUE             PAID IN                 PAID
     INDEX        OUTSTANDING           UNPAID                              THE MONTH            IN THE MONTH
                      KCH$               KCH$              KCH$               KCH$                   KCH$
--------------------------------------------------------------------------------------------------------------------
      US$          85,150,920          2,499,239        87,650,159              -                     -
      US$           8,669,480            254,455          8,923,935             -                     -
--------------------------------------------------------------------------------------------------------------------
                   93,820,400          2,753,694        96,574,094              -                     -
--------------------------------------------------------------------------------------------------------------------



THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




  ANDRES VICUNA GARCIA-HUIDOBRO
  -----------------------------
   GENERAL MANAGER    SIGNATURE



                         MONTHLY CHANGE
--------------------------------------------------------------
EXCHANGE RATE                                          593.80
--------------------------------------------------------------

--------------------------------------------------------------
INTEREST RATE                                          9.875%
--------------------------------------------------------------